April 26, 2019

J. Mark Goode
Chief Executive Officer
Hash Labs Inc.
78 SW 7th Street
Miami, FL 33130

       Re: Hash Labs Inc.
           Supplemental Response dated April 1, 2019
           Registration Statement on Form S-1
           File No. 333-228042

Dear Mr. Goode:

       We have reviewed your supplemental response letter and have the following comment.
Our reference to a prior comment is to a comment in our March 1, 2019 letter.

        Please respond to this letter by providing the requested information and amending your registration statement as necessary. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Supplemental Response dated April 1, 2019

General

1. We note your response to prior comment 1. We are unable to agree with your analysis and continue to believe that your tokenized gold program may involve the offer and sale of securities under the Securities Act of 1933. In this regard, we note the following:

           You will expend significant efforts in creating, maintaining and operating the program, including the CXAU platform.
           Investors are entirely reliant on your efforts with respect to all aspects of the program.
           The program enables investors to gain exposure to an investment in gold.
           While the value of CXAU tracks the value of gold, the program provides the vehicle for the investment, similar to an exchange traded fund that tracks the price of gold.
 J. Mark Goode
Hash Labs Inc.
April 26, 2019
Page 2
          CXAU are fungible, which means that the gold held in custody is pooled.
          The platform provides liquidity for the tokens, either through redemption of the tokens for cash or gold, or for the payment of goods and services on the platform. As such, the program ensures liquidity and the ability of investors to monetize their investment.

      If you disagree with our conclusion, please provide us with a detailed legal analysis explaining why, including addressing Gary Plastic Packaging Corp. v. Merrill Lynch,
      Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). In addition, address the following:

          the types of transactions that users may engage in with other platform users and/or any products and services that you anticipate platform users will offer on your platform;
          how your platform will enable the solutions discussed in the use cases on page 15 and how the platform is expected to interact with decentralized applications; and
          whether platforms users will be able to hold, transact and/or redeem fractional interests of CXAU.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

FirstName LastNameJ. Mark Goode                             Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameHash Labs Inc.
                                                            and Services
April 26, 2019 Page 2
cc:       Thomas A. Rose, Esq.
FirstName LastName